SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9-C

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PATNI COMPUTER SYSTEMS LIMITED

(Name of Subject Company)

PATNI COMPUTER SYSTEMS LIMITED

(Name of Person(s) Filing Statement)

Equity Shares, par value Rs. 2.0 per share

American Depositary Shares each representing two Equity Shares

(Title of Class of Securities)

703248203*

(CUSIP Number of class of Securities)

Phaneesh Murthy

Chief Executive Officer

Akruti Softech Park,

MIDC Cross Road No. 21

Andheri (E), Mumbai 400 093

India

Tel. No.:  +91 22 6693 0500

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

with a copy to:

Marcia A. Wiss, Esq.

Peter Kohl, Esq.

Joseph G. Connolly, Jr., Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, D.C. 20004

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

* This CUSIP applies to the American Depositary Shares.  No CUSIP has been assigned to the Equity Shares.

ITEM 1.                          SUBJECT COMPANY INFORMATION.

Name and Address.  The name of the subject company is Patni Computer Systems Limited, a public limited company organized under the laws of India (the “Company” or “Patni”). The address of the principal executive office of the Company is Akruti Softech Park, MIDC Cross Road No. 21, Andheri (E), Mumbai - 400 093, India, and the telephone number of such office is +91 22 6693 0500. The Company’s North American headquarters are located at One Broadway Cambridge, MA 02142.

Securities.  The titles of the classes of securities to which this Schedule 14D-9 relates are (i) the equity shares, par value Rs. 2 per share (the “Shares”), issued by the Company, and (ii) the American Depositary Shares, each representing two Shares, issued under an American Depositary Receipts facility, established on December 7, 2005 with The Bank of New York Mellon, as depositary (the “ADSs”).  The Shares are listed in India on the National Stock Exchange of India Limited (the “NSE”) and the Bombay Stock Exchange Limited (the “BSE”, together the “Indian Stock Exchanges”).  The ADSs are listed on the New York Stock Exchange (the “NYSE”).

As of December 2, 2011, Patni had issued and outstanding 136,932,379 Shares, (including Shares represented by ADSs), approximately 19.88% of which are issued in the form of ADSs.

ITEM 2.                          IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address. This Schedule 14D-9-C is being filed by the Company, whose name, business address and business telephone number are set forth in Item 1 above and which are incorporated herein by reference.

Tender Offer.  This Solicitation/Recommendation Statement on Schedule 14D-9-C relates to the proposed offer by Pan-Asia iGate Solutions (“Pan-Asia” or the “Acquirer”) to purchase all the issued and outstanding Shares (including those represented by ADSs that are converted into Shares), of the Company not already owned by the Acquirer and iGATE Global Solutions Limited (“iGATE India” and together with the Acquirer, the “Promoters”) and their affiliates (the “Delisting Offer”) The Promoters are both subsidiaries of iGATE Corporation, a Pennsylvania corporation (“iGATE”). The Acquirer’s Delisting Offer will be made in accordance with the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (the “Delisting Regulations”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder.

The Delisting Offer will be made upon the terms and subject to the conditions set forth in a Letter of Offer, (the “Letter of Offer”), which will be included as an exhibit in an amendment to the combined tender offer statement on Schedule TO and Schedule 13E-3 (filed in accordance with general Instruction J to Schedule TO) filed by Patni, iGATE and the Promoters, dated December 21, 2011 (collectively, the “Schedule TO”).

According to the Schedule TO:

•                  iGATE Corporation is a Pennsylvania corporation listed on the NASDAQ Global Select Market, with its registered office at Park West Two - Suite 401, 2000 Cliff Mine Road, Pittsburgh, PA 15275.  iGATE Corporation’s principal executive offices are located at 6528 Kaiser Drive, Freemont, California 94555, and its telephone number is (510) 896-3015.

•                  Pan-Asia iGATE Solutions is an unlisted company incorporated under the laws of the Republic of Mauritius, with its registered office at IFS Court Twenty Eight, Cybercity, Ebene, Mauritius. Pan-Asia iGATE Solutions’ telephone number is +230 467 3000.

•                  iGATE Global Solutions Limited is an unlisted company organized under the laws of India, with its registered office at 158-162(P) & 165(P)-170(P), EPIP Phase II, Whitefield, Bangalore - 560 066, India. iGATE Global Solutions Limited’s telephone number is +91 80 4104 0000.

•                  For the avoidance of doubt, iGATE Corporation is the parent of Pan-Asia iGATE Solutions and iGATE Global Solutions Limited, but it will not acquire any of Patni’s Shares.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO concerning the Promoters, iGATE or any of its affiliates, officers or directors or any failure by the Promoters, iGATE to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.                          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

Except as described in this Item 3, to the Company’s knowledge, there is no material agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Promoters, iGATE or any of their executive officers, directors or affiliates.

On January 10, 2011, the Promoters entered into certain definitive agreements to acquire a majority stake in Patni (the “Patni Acquisition”).  The Patni Acquisition involved acquiring 60.1 million Shares or 45.6% of the then outstanding share capital from the then promoters of Patni (43.6% of the then outstanding share capital on a fully diluted basis) and 22.9 million Shares (inclusive of the ADSs representing 20.2 million Shares) or 17.4% of the then outstanding share capital of Patni from General Atlantic Mauritius Limited (16.6% of the then outstanding share capital on a fully diluted basis).  In accordance with the requirements of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended, and a tender offer pursuant to the  Exchange Act and the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), the Promoters made a mandatory open public offer on April 8, 2011 to the other shareholders of Patni to purchase up to an additional 20.6% of the then outstanding Shares of Patni (20% of the then outstanding share capital on a fully diluted basis). The mandatory open offer closed on April 27, 2011 and was oversubscribed.

On May 12, 2011, the Promoters completed the Patni Acquisition. The Patni Acquisition and the tender offer was valued at $1.2 billion. As a result of the Patni Acquisition and the tender offer, as of December 2, 2011, the Promoters and their affiliates held approximately 110.1 million Shares, representing 80.38% of the total Shares outstanding on a fully diluted basis.

Under Patni’s Articles of Association, Patni’s board of directors is required to consist of not less than three directors and not more than 12 directors.  Patni’s Articles of Association also provide that iGATE and the Promoters have the right to appoint the majority of Patni’s board of directors.  In connection with the Patni Acquisition, iGATE and the Promoters appointed Phaneesh Murthy and Shashank Singh to Patni’s board in February 2011 and Göran Lindahl in May 2011.

As discussed below in Item 4 the interested directors did not participate in the Patni board deliberations on the Delisting Proposal (defined herein) and the interested directors did not vote on the Delisting Proposal at Patni’s November 16, 2011 board meeting.

ITEM 4.                          THE SOLICITATION OR RECOMMENDATION.

Background

On November 11, 2011, the Promoters delivered to Patni’s board of directors a notice, the effect of which was to notify Patni of the Promoters’ intention to acquire the Shares held by Public Shareholders (as defined below) and to delist (i) the Shares from the BSE and the NSE and (ii) ADSs of the Company from NYSE (together with (i), the “Delisting Proposal”). On November 16, 2011, the independent non-interested members of Patni’s board of directors approved the Delisting Proposal.  Pursuant to India’s Companies Act, 1956 (the “Companies Act”) and the Delisting Regulations, Patni’s shareholders must approve the Delisting Proposal by a special resolution supported by three quarters of the votes cast by the shareholders.  In addition, pursuant to the Delisting Regulations, the Delisting Proposal can only proceed if the votes cast by the Public Shareholders in favor of the Delisting Proposal amount to at least two times the number of votes cast by the Public Shareholders against it.  The term Public Shareholders is defined under the Delisting Regulations to mean the holders of Shares, other than (a) the Promoters; and (b) the holders of depositary receipts issued overseas against Shares held with a custodian and; (c) such custodian (“Public Shareholders”). In accordance with the Delisting Regulations, Patni mailed the postal ballot materials to all the holders of Patni’s Shares on December 9, 2011, in order to enable its shareholders to vote on the Delisting Proposal.  In addition, Patni mailed additional voting instruction materials to holders of Patni’s ADSs on December 9, 2011. Because the Promoters collectively own approximately 80.38% of the equity share capital of Patni on a fully diluted basis as of December 2, 2011, the three-fourths vote requirement will be met when the Promoters cast their votes in favor of the Delisting Proposal.  However, because the Promoters are deemed not to be Public Shareholders, their vote will not be taken into account for the calculation of the required “2 to 1” positive vote determination.  The votes of holders of Patni’s ADSs will be counted for the calculation of the “2 to 1” positive vote only if such holders exchange their ADSs for Shares and vote the underlying Shares, which vote must be received by the scrutinizer of the votes prior to 17:00 India Standard Time (6:30 AM New York City time) on January 6, 2012. The results of the postal ballot will be published on Patni’s website at www.patni.com and will also be communicated to the BSE and the NSE and published in a leading English newspaper and a vernacular newspaper in India.

Under the Delisting Regulations, the delisting offer (the “Delisting Offer”) involves a price discovery mechanism, which is known in India as a “Reverse Book Building Process.” The offer price (the “Offer Price”) (i.e., the price at which the Shares of the Public Shareholders are to be purchased pursuant to the Delisting Offer) is determined after establishment of a statutorily prescribed “floor price,” which is determined in accordance with Delisting Regulations. The floor price for the Delisting Offer was calculated based on the higher of the average of the weekly high and low of the closing prices of the Shares of Patni during (i) the 26 weeks; and (ii) the two weeks, in each case, preceding the date on which the stock exchanges were notified of the Patni board meeting in which the Delisting Proposal was considered.  The prices of the Shares of Patni for this computation are as quoted on the stock exchanges where the Shares are most frequently traded. The floor price for the Delisting Offer is Rs. 356.74 per share, as determined in accordance with the Delisting Regulations described above.

The Offer Price is determined pursuant to a combination of a tendering and bidding process available to the Public Shareholders of Patni in accordance with the Delisting Regulations.  Under the Delisting Regulations, the Promoters are required to give Public Shareholders a minimum period of three Indian working days and a maximum of five Indian working days during which time the Public Shareholders may submit their bids and tender their Shares to the Acquirer (the “Reverse Book Building Period”). The Public Shareholders holding Shares either in physical form or book entry form can submit their bids and tender their Shares during this period of time.  The Public Shareholders may withdraw their tenders or revise their bids upwards no later than one day before the expiration of the Reverse Book Building Period.  Under the Delisting Regulations, holders of ADSs and/or the Depository cannot participate in the Reverse Book Building Process directly, but must instead, if they wish to participate, cancel the ADSs and receive the underlying Shares, submit their bids, and then tender such Shares. The Offer Price is the price at which the largest number of Shares are tendered by the Public Shareholders or such higher price as determined by the Promoters.  Public Shareholders who tender their Shares will receive an amount in Indian Rupees equal to the higher of the Offer Price or the Exit Price (as defined below).

For the Delisting Offer to be successful, the shareholding of the Promoters (along with persons acting in concert them) taken together with the Shares accepted through eligible bids at or below the Offer Price must reach the higher of (i) 90% of the total issued Shares of that class excluding the Shares which are held by a custodian and against which depository receipts have been issued overseas; and (ii) the aggregate percentage of the Promoters’ shareholding (along with persons acting in concert) prior to the Delisting Offer and 50% of the offer size. If the threshold is not met then the Delisting Offer is said to have failed and Patni’s Shares and the ADSs will continue to be listed on the Indian Stock Exchanges and the NYSE, respectively.

If the Promoters accept the Offer Price and the necessary shareholding threshold described above is met,

the Promoters will be required to accept all Shares tendered at or below the final Offer Price. If the number of Shares tendered at or below the Offer Price is not enough to exceed the delisting threshold or if the Promoters otherwise determine to increase the price, then Promoters can increase the price (“Exit Price”) above the Offer Price so that the cumulative Shares at or below the Exit Price are enough to cross the delisting threshold. In the event that the Promoters increase the price to the Exit Price, all shareholders who tendered at or below the Exit Price will receive the Exit Price. All purchases pursuant to the Delisting Offer will be paid in Indian Rupees.  Upon the consummation of the Delisting Offer and assuming all other conditions of the Delisting Proposal are satisfied, the Shares will be withdrawn from trading on the BSE and the NSE.  In addition, upon consummation of the Delisting Offer, Patni’s ADSs will be delisted from trading on the NYSE, and if the deregistration provisions of the Exchange Act and the rules promulgated thereunder have been satisfied, Patni will seek to deregister its ADSs under the Exchange Act and will no longer file reports and furnish information to the SEC. If the Delisting Offer is successful, Public Shareholders who did not participate in the tender process at the time of the Delisting Offer, or who tendered their Shares at a price higher than the Offer Price or the Exit Price, and hence were not accepted as a part of the Delisting Offer, will be able to tender their Shares at the Offer Price or the Exit Price received by the other Public Shareholders who tendered their Shares in the Delisting Offer for a period of one year following the consummation of the Delisting Offer. If the Delisting Offer is not consummated, no Shares would be purchased and all Shares tendered in the Delisting Offer would be returned to the respective holders thereof. Additionally, the Promoters would have a maximum of six months to ensure that the minimum public shareholding requirements (i.e., 25% held by non-Promoter entities) at Patni are complied with.

Solicitation or Recommendation.

The independent non-interested directors of Patni’s board of directors unanimously approved the delisting of the Shares and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Shares approve the Delisting Proposal. The independent non-interested directors of the board of directors of Patni believe that the Delisting Offer is procedurally fair to, and in the best interests of, Patni, its unaffiliated Public Shareholders and the holders of ADSs who tender their shares in the Delisting Offer and recommend that a Public Shareholder submit his, her or its bid and tender his, her or its Shares to the Acquirer once the Delisting Offer has commenced.

The independent non-interested directors of Patni believe that the process dictated by the Delisting Regulations will result in procedural fairness for the unaffiliated holders of Shares and the ADS holders because the Offer Price is determined by the Public Shareholders.  As described above, the Delisting Offer involves a price discovery mechanism, which is known in India as a Reverse Book Building Process.  The non-interested directors of Patni believe that the Reverse Book Building Process is a fair way to price the Shares because the Offer Price will be the price at which the largest number of Shares are tendered by the Public Shareholders.

In reaching its decision to approve the delisting of the Shares and the ADSs, and to recommend that the Public Shareholders of Patni vote to approve the delisting, submit his, her or its bid and tender his or her Shares to the Acquirer, the independent non-interested directors of the board of directors of Patni consulted Patni’s management and Patni’s financial and legal advisors and considered a number of factors as more fully described below.

Reasons.

Patni’s Position Regarding Procedural Fairness

The independent non-interested directors of Patni have concluded that the Delisting Offer is procedurally fair to the unaffiliated minority holders of Patni’s Shares and ADSs based on the following factors:

Board and Shareholder Approval Process.

•                  Upon receipt of the Delisting Proposal and prior to the formal board meeting of Patni’s board of directors on November 16, 2011, the independent non-interested directors of Patni (consisting of Mr. Arun Duggal, Mr. Vimal Bhandari and Mr. Jai Pathak) (i) had informal discussions on the Delisting

Proposal and (ii) engaged and sought the advice of Hogan Lovells LLP, as U.S. counsel, and Wadia Ghandy & Co., as Indian counsel, on the obligations of the Patni board of directors in its review of the Delisting Proposal under the laws of the United States and India.

•                  In addition to the engagement of legal counsel, the independent non-interested directors engaged Price Waterhouse & Co (“PW&Co”), as a financial advisor, to evaluate the benefits and detriments of the Delisting Proposal for Patni, its employees and the minority shareholders of Patni.  PW & Co was specifically instructed by the independent non-interested directors of Patni not to consider the potential benefits to the Promoters from the Delisting Proposal.

•                  Patni’s board, acting through the independent non-interested directors and understanding their fiduciary duties under Indian corporate law, recognized that the role of the independent non-interested directors in considering the Delisting Proposal is to protect the interests of the minority shareholders of the Company and its employees.

•                  Prior to commencing the discussions on the Delisting Proposal at the formal meeting of the board on November 16, 2011, Mr. Arun Duggal, the Chairman of the meeting asked all the persons present at the meeting whether any of them would have a conflict of interest with regards to the Delisting Proposal and for such conflicting interest to be declared.  Mr. Phaneesh Murthy and Mr. Shashank Singh disclosed that they would be deemed to be interested in the Delisting Proposal, and they have a conflict because of their relationship with the Promoters and Mr. Sujit Sircar disclosed that he would also be deemed to be interested in the Delisting Proposal and have a conflict because he is the Chief Financial Officer of both Patni and the Promoters. The conflicted directors (Mr. Murthy, Mr. Singh and Mr. Göran Lindahl) and Mr. Sircar did not participate in the deliberations of the independent non-interested directors with respect to the Delisting Proposal and the interested directors did not vote on the Delisting Proposal at the November 16, 2011 board meeting.

•                  At the board meeting, PW & Co made an oral presentation of its analysis and findings with respect to the Delisting Proposal, which are summarized below.  PW & Co advised the board that the delisting was in the best interests of the minority shareholders.  Further, PW & Co concluded that delisting was the most viable option among the various alternatives considered by PW & Co.

•                  After the oral presentation by PW & Co, the independent non-interested directors sought clarity about the impact of the Delisting Proposal on the employees of Patni from Mr. Murthy and Mr. Sircar.  Mr. Murthy stated that the Promoters would endeavor to protect the economic interests of the employees.  The independent non-interested directors then asked them to explain the impact of the delisting on the career paths of the Patni employees. Mr. Murthy stated that the career paths of the employees could potentially benefit from the synergies created by the Delisting Proposal.

•                  After the PW & Co oral presentation and the clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the Patni board discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

•                  Thereafter, the independent non-interested directors discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and determined that the Delisting Proposal was in the best interests of the minority shareholders and the best interests of Patni and its employees.  Consequently, the independent non-interested directors unanimously approved the Delisting Proposal and recommended that the holders of Patni’s Shares approve the Delisting Proposal.

•                  Pursuant to the above board resolution and in accordance with applicable regulations, Patni mailed the postal ballot materials to all the holders of Patni’s Shares on December 9, 2011, in order to enable its shareholders to vote on the Delisting Proposal.  In addition, Patni mailed additional voting instruction materials to holders of Patni’s ADSs on December 9, 2011.  The holders of Patni’s Shares are required to submit their postal ballot voting forms by January 6, 2012, and the holders of Patni’s ADSs are required to submit their voting instructions to the Depositary by December 30, 2011.  The results of the postal ballot vote are expected to be announced by Patni on or after January 7, 2012.

Summary of the Oral Presentation made by PW & Co at the Patni Board Meeting on November 16, 2011.

The PW & Co analysis considered three possible options for the minority shareholders of Patni: 1) the continued listing of Patni Shares on the BSE and the NSE, and the ADSs on the NYSE; 2) the potential merger of the Promoters’ parent entity (iGATE) with Patni and 3) the delisting of Patni shares from the BSE and the NSE, and the ADSs on the NYSE.  A summary of the presentation by PW & Co to the Patni board on November 16, 2011 is set forth below.

Continued Listing

PW & Co first reminded the board of the history of the Promoters’ investment in Patni and indicated that the Promoters completed their acquisition of Patni’s Shares in May 2011, which increased the Promoters’ aggregate equity interest in Patni to approximately 80.5% of the current paid up equity share capital of Patni on a fully diluted basis.  PW & Co pointed out that this percentage ownership by the Promoters is above the maximum ownership permitted under the listing rules of the Indian Stock Exchanges.  Under the listing rules of the Indian Stock Exchanges, unless the Promoters acquire all of the outstanding Shares of Patni, the Promoters must, within a period of one year, take steps to reduce their shareholding percentage, such that the public float of the Shares of Patni is 25% or higher. PW & Co pointed out that this ownership reduction can be accomplished in one of two methods:(i) Patni can issue new Shares to increase the total outstanding Shares and thereby reduce the Promoters’ ownership percentage; or (ii) the Promoters can sell Patni’s Shares in the stock markets.

PW & Co noted that, based upon its discussion with Patni management, Patni has no need for any additional capital and therefore a new issuance of Shares by Patni is not a viable option. Further, as regards the market price of Patni’s Shares, and the factors that impacted the price, PW & Co stated that (i) the market was currently volatile and falling and therefore there was already downward pressure on the stock price of Patni; (ii) several analysts have excluded Patni from their coverage; (iii) there is a low float of Patni’s Shares in the markets; and (iv) in light of the iGATE acquisition, the speculative interest in the Patni’s securities was non-existent. Therefore, the sale of Shares by the Promoters would only further add to the downward pressure on the market price of the Patni’s Shares.

Considering the pricing-related factors discussed above, PW & Co concluded that a sale of Patni’s Shares by the Promoters in the secondary market would also only add to the downward pressure on the market price of the Patni’s Shares.

For the reasons discussed above, PW & Co advised the board that the continued listing of Patni’s Shares on the BSE and the NSE, and the ADSs on the NYSE was not the option that was in the best interests of the minority shareholders of Patni.

Merger of the Promoter Parent and Patni

PW & Co’s oral presentation also included a discussion regarding a potential merger of the Promoters’ parent entity (iGATE) with Patni. PW & Co stated at the outset that they were not aware of any merger proposal.  However, PW & Co considered this alternative in order to understand the viability of this option.  A cross-border merger of an offshore company into an Indian company (or vice versa) was not a viable option as it involved a number of regulatory and foreign exchange issues.  Considering the complications in this process, PW & Co advised the board that it believed the merger option would not be the best option available to the minority shareholders.

Delisting

The third alternative to be discussed was the delisting option.  PW & Co indicated that, as required by the applicable regulations of the Securities and Exchange Board of India (“SEBI”), the pricing of the Delisting Offer would be determined by the shareholders themselves through a Reverse Book Building Process where the final price is determined on the basis of how shareholders bid.

In addition, PW & Co reminded the board of the fact that during the open offer made earlier in the year by the Promoters under the SEBI takeover regulations, at the time of their acquisition of the equity shares of Patni, there was an over subscription to such offer, which PW & Co believed reflected an interest of the Public Shareholders to exit from the Shares of Patni.  Further, based on an analysis of past delisting transactions, PW & Co also noted that the minority shareholders often received a premium to market value, and therefore a delisting pursuant to the Delisting Regulations typically provided minority shareholders with a better exit opportunity even compared to mergers (as in mergers, share values are often based on the fair value of the two companies in consideration).  Specifically, PW & Co advised the board that in the six successful recent delistings that PW & Co had reviewed, the premium to market ranged from 8% to 87%.

PW & Co then concluded by stating that in their view the delisting was (i) in the best interests of the minority shareholders and (ii) the most viable option among the various alternatives considered by PW & Co.

Interests of Patni Employees

The Board was informed that the feasibility of the proposal for employees was being considered, pursuant to which (i) unvested employee stock options would be replaced with other options in the Promoter parent at fair value, and (ii) as regards employees who were holding vested share options, funding would be facilitated, so that such employees could exercise such options and tender the equity shares in the delisting offer.  In this regard, Mr. Murthy and Mr. Sircar stated that the Promoters would endeavour to protect the economic interests of the employees.  The board of Patni requested that a formal plan be prepared in such a manner as to ensure that the economic interests of the employees as option holders in Patni is not negatively impacted.  The independent non-interested Directors then asked them to explain the impact of the delisting on the career paths of the Patni employees.  Mr. Murthy stated that the career paths of the Patni employees would stand to benefit from the growth synergies created by the Delisting Offer.

Benefit to Patni

PW & Co also advised the board that as a publicly listed entity, Patni incurs an amount of expenses on account of operational and compliance mechanisms that are in place, and that the delisting of the Shares and ADSs would result in a reduction of costs, which would benefit the Company.  PW & Co also pointed out, as per information received from Patni’s management, the costs of any delisting would be borne by the Promoters and not the Company.

Independent Non-Interested Directors Determination

After the PW & Co oral presentation and clarifications from Mr. Murthy and Mr. Sircar regarding the interests of the Patni employees, the independent non-interested directors discussed the various legal aspects of the Delisting Proposal with Hogan Lovells LLP and Wadia Ghandy & Co.

Thereafter, the independent non-interested directors requested all other directors and representatives to excuse themselves except for the domestic legal advisors, Wadia Ghandy & Co., who were requested to stay on.  The other directors and representatives then left the meeting of the Patni board.

The independent non-interested directors then (i) discussed the Delisting Proposal and the advice received from Patni’s legal advisors and PW & Co and (ii) upon the completion of their deliberations, determined that the Delisting Proposal was in the best interests of the minority shareholders, the Company and its employees.

Consequently, the independent non-interested directors unanimously approved the delisting of the Shares and, in accordance with the Delisting Regulations, recommended that the holders of Patni’s Shares approve the Delisting Proposal.  In reaching this conclusion, the non-interested directors of Patni considered all of these factors listed above as a whole, and did not assign any weight to the respective factors.

The independent non-interested directors have not considered any factors, other than as stated above, regarding the procedural fairness of the Delisting Offer to minority holders of equity shares, as it is Patni’s view that the factors considered provide a reasonable basis to form its belief.

Intent to Tender.

Information with regard to the current intention of any of Patni’s executive officers, directors, affiliates or subsidiary to tender any of the Shares or ADSs which are held of record or beneficially owned by such persons pursuant to the Delsting Offer will be filed by amendment to this Schedule 14D-9-C once the Delisting Offer has commenced.

The information disclosed under Item 3 above is incorporated into this Item 4 by reference.

ITEM 5.                          PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Solicitations or Recommendations.

Neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to holders of Shares concerning the Delisting Offer.

ITEM 6.                          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Information with regard to transactions in the Shares or the ADSs by the Company or, to the Company’s knowledge, by the Company’s directors, executive officers, affiliates and subsidiaries during the past 60 days will be filed by an amendment to this Schedule 14D-9-C once the Delisting Offer has commenced.

ITEM 7.                          PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as otherwise set forth in this Schedule 14D-9-C or as incorporated in this Schedule 14D-9-C by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Delisting Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, the Shares by the Company, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale, or transfer of a material amount of assets of the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

ITEM 8.                          ADDITIONAL INFORMATION

Other material information.

Other additional material information, if any, will be filed by an amendment to this Schedule 14D-9-C once the Delisting Offer has commenced.

ITEM 9.                          EXHIBITS.

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Letter of Offer*
(a)(1)(B)	Postal Ballot Notice, dated December 5, 2011 (incorporated by reference to Exhibit 99.1 to Patni’s Form 6-K filed on December 9, 2011)
(a)(1)(C)

Patni Computer Systems Limited letter to the Holders of American Depositary Shares, dated December 6, 2011 (incorporated by reference to Exhibit (a)(1)(C) to Patni’s Schedule 13E-3 filed on December 21, 2011)

(a)(1)(D)	Patni Computer Systems Limited letter dated November 16, 2011 (incorporated by reference to Patni’s Form 6-K furnished on November 17, 2011)
(e)(1)

Share Purchase Agreement, dated January 10, 2011, by and among Mr. Gajendra K. Patni, Mr. Ashok K. Patni and Mr. Narendra K. Patni, Pan-Asia iGATE Solutions and iGATE Global Solutions Limited (incorporated by reference to Exhibit 1 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(e)(2)

Share Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Limited (incorporated by reference to Exhibit 2 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(e)(3)

Securities Purchase Agreement, dated January 10, 2011, between General Atlantic Mauritius Limited and Pan-Asia iGATE Solutions (incorporated by reference to Limited (incorporated by reference to Exhibit 3 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(e)(4)	Performance Guarantee of iGATE Corporation, dated January 10, 2011 (incorporated by reference to Exhibit 2.4 to iGATE’s Form 8-K filed on January 12, 2011)
(e)(5)

Letter Agreement, dated as of January 11, 2010, by and among Pan-Asia iGATE Solutions, iGATE Global Solutions Limited and Patni Computer Systems Limited (incorporated by reference to Limited (incorporated by reference to Exhibit 4 to Patni’s Schedule 14D-9 filed on April 1, 2011)

(g)	None

*              To be filed by amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATNI COMPUTER SYSTEMS LIMITED

By:	/s/ Arun Kanakal
Name: Arun Kanakal
Title: Company Secretary
Date: December 22, 2011